Exhibit 99.1

Gerdau Ameristeel Announces First Quarter 2007 Results

TAMPA, FL, May 3, 2007 - Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA.TO) today reported net income of $133.5 million, or $0.44 per share fully diluted, on net sales of $1.3 billion for the three months ended March 31, 2007, compared to net income of $88.8 million, or $0.29 per share fully diluted, on net sales of $1.1 billion for the three months ended March 31, 2006. EBITDA for the three months ended March 31, 2007 was $244.8 million, compared to EBITDA for the three months ended March 31, 2006 of $173.4 million.

Included in selling and administrative expense for the three months ended March 31, 2007 is a non-cash pretax expense of $8.8 million to mark to market outstanding stock appreciation rights and expenses associated with other executive compensation agreements compared to a non-cash pretax expense of $26.4 million for the three months ended March 31, 2006.

On May 2, 2007, the Board of Directors approved a quarterly dividend of $0.02 (two US$ cents) per common share, payable June 1, 2007 to shareholders of record at the close of business on May 16, 2007.

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Staff Position No. AUG-AIR-1, “Accounting for Planned Major Maintenance Activities”. This guidance specifically precludes the use of the previously acceptable “accrue in advance” method of accounting for these activities. In compliance with this new guidance, the Company has retroactively adjusted the Condensed Consolidated Statement of Earnings for the three months ended March 31, 2006 and the Condensed Consolidated Balance Sheet and Condensed Consolidated Statement of Changes in Shareholders’ Equity for the year ended December 31, 2006 which has resulted in increases in net income and equity of $1.5 million and $1.3 million, respectively.

The following table summarizes Gerdau Ameristeel’s results for the three months ended March 31, 2007 compared to the results for the three months ended March 31, 2006. All financial results are presented in accordance with accepted accounting principles generally in the United States of America (GAAP), except EBITDA which is reconciled below.

	For the Three Months Ended - Unaudited
	March 31, 2007	March 31, 2006 As Adjusted
Income Statement ($000's except EPS)
Net sales	$1,342,996	$1,059,230
Operating income	195,665	117,973
Net income	133,535	88,845
EBITDA	244,796	173,433
EPS - Basic	$0.44	$0.29
EPS - Diluted	$0.44	$0.29
Average shares outstanding (000's)	305,448	304,568

	March 31, 2007	December 31, 2006
	Unaudited	As Adjusted
Balance Sheet ($000's except share price)
Working capital	$1,119,187	$1,072,948
Total debt	431,889	431,655
Book value	1,903,487	1,853,458
Market capitalization	3,595,989	2,723,959
Share price (note 1)	$11.77	$8.92

Note (1) : Share price is the closing price on the New York Stock Exchange on March 31, 2007, and December 31, 2006, respectively.

Excluding 50% owned joint ventures, the Company shipped 1.9 million tons of finished steel in the three months ended March 31, 2007, an increase of 16.2% over the three months ended March 31, 2006. This increase resulted from the incremental tons shipped from the Sheffield Steel Corporation and Pacific Coast Steel (PCS) operations which were acquired in June and November 2006 and strong demand across most of the Company’s long product group. Average mill prices for the three months ended March 31, 2007 increased $35 per ton, or 6.3%, compared to the three months ended March 31, 2006. Average fabricated steel prices for the three months ended March 31, 2007 increased $122 per ton, or 16.5%, compared to the three months ended March 31, 2006. This comparative increase in average prices was a result of the Company acquiring PCS in November 2006. PCS derives a significant portion of their revenue from the installation of reinforcing steel, which results in a higher average net selling price. Scrap raw material cost used in production for the three months ended March 31, 2007 increased $31 per ton, or 17.0%, compared to the three months ended March 31, 2006. Metal spread, the difference between mill selling prices and scrap raw material cost, for the three months ended March 31, 2007 increased $4 per ton, or 1.0%, compared to the three months ended March 31, 2006. Some of this increase in scrap costs in the most recent quarter remains in the cost of inventory because the Company maintains approximately one to two months of inventory on hand. When taking this into consideration, the cost of scrap that flowed through earnings was approximately $20 to $30 per ton less than the cost of the scrap used in production. Mill manufacturing costs were $251 per ton for the three months ended March 31, 2007 compared to $245 per ton for the three months ended March 31, 2006.

50% Owned Joint Venture Results

The following table summarizes the results of the Company’s portion of its 50% owned joint ventures, primarily Gallatin Steel, a flat rolled mill joint venture with Dofasco Inc.

	Three Months Ended
	March 31,	March 31,
	2007	2006
Tons Shipped	199,985	201,845
Operating Income ($000)	$18,120	$29,376
Net Income ($000)	17,695	29,329
EBITDA ($000)	20,821	31,778

	$/Ton	$/Ton
Average Selling Price	5 30.42	564.73
Scrap Charged	2 50.66	242.26
Metal Spread	279.76	322.47
Operating Income	90.61	145.54
EBITDA	104.11	157.44

For the three months ended March 31, 2007, Gerdau Ameristeel’s income from operations was $195.7 million and our share of the operating income of the 50% owned joint ventures was $18.1 million. Based on 2.1 million tons of finished steel shipped, the composite operating income was $102 per ton for the three months ended March 31, 2007. For the three months ended March 31, 2006, Gerdau Ameristeel’s income from operations was $118.0 million and our share of the operating income of the 50% owned joint ventures was $29.4 million. Based on 1.8 million tons of finished steel shipped, the composite operating income was $81 per ton for the three months ended March 31, 2006.

CEO Comments

Mario Longhi, President and CEO of Gerdau Ameristeel, commented:

“We are pleased with the strong financial results in the first quarter. With the rapidly escalating steel prices, shipments of finished steel products were strong in the March quarter as customers anticipated future demand and ordered steel before price escalation. This will create certain challenges in the June quarter as most customer inventory levels are above average. Despite this short term volatility, the fundamentals of our businesses remain sound and we are still cautiously optimistic for the remainder of 2007.

During the quarter we successfully concluded three of our outstanding labor agreements with our employees at Wilton, Iowa, St. Paul, Minnesota and Beaumont, Texas. In addition, on April 2nd, we announced that we reached a new three year agreement with our workforce at Whitby, Ontario whose contract expired on February 27, of this year. We believe that the framework of these agreements will allow us to be globally competitive and provide for long-term success at these locations.

Forward Looking Statements

In this press release, “Gerdau Ameristeel” and “Company” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50%-owned joint ventures. Certain statements in this press release, including, without limitation, the section entitled “CEO Comments” constitute forward-looking statements. Such statements describe the Company’s assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans and strategies and can often be identified by the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and other words and terms of similar meaning. The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company. In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:

The highly competitive nature of the global steel industry and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company and economic conditions in North America and worldwide steel imports and trade regulations; the substantial capital investment and maintenance expenditures required in the Company’s business; unexpected equipment failures, transportation disruptions or production curtailments or shutdowns; increases in the cost of steel scrap, energy and other raw materials; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; the cost of compliance with environmental laws and regulations; the Company’s costs relative to competitors who have sought bankruptcy protection; the Company’s ability to fund its pension plans; the deviation of actual results from estimates made by the Company in the preparation of its financial statements; the loss of key employees; the Company’s reliance on joint ventures that it does not control; the effects of the consolidation of operations or of the steel industry, and the ability to integrate newly-acquired businesses and achieve synergies.

Any forward-looking statements in this press release are based on current information as of the date of this press release and the Company does not undertake any obligation to update any forward-looking statements to reflect new information or future developments or events, except as required by law.

Notice of Conference Call

Gerdau Ameristeel invites you to listen to a live broadcast of its first quarter conference call on Thursday, May 3, 2007, at 3 pm EST. The call will be hosted by Mario Longhi, President and CEO, and Tom Landa, VP and CFO, and can be accessed via our Web site at www.gerdauameristeel.com. Web cast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 9.0 million tons of mill finished steel products. Through its vertically integrated network of 17 minimills (including one 50%-owned joint venture minimill), 17 scrap recycling facilities and 51 downstream operations (including seven joint venture fabrication facilities), Gerdau Ameristeel serves customers throughout North America. The Company’s products are generally sold to steel service centers, to steel fabricators, or directly to original equipment manufacturers (or “OEMs”) for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal building manufacturing and equipment manufacturing. Gerdau Ameristeel’s common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO and on the New York Stock Exchange under the symbol GNA. For additional financial and investor information, visit www.gerdauameristeel.com.

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of EBITDA to net income is shown below:

	For the Three Months Ended - Unaudited
	March 31, 2007	March 31, 2006 As Adjusted
($000s)
Net income	$133,535	$88,845
Income tax expense	66,754	46,020
Interest and other expense on debt	7,951	10,662
Depreciation and amortization	29,235	26,832
Earnings from 50% owned joint ventures	(17,695)	(29,329)
Cash distribution from 50% owned joint ventures	20,404	30,403
Minority interest	4,612	-
EBITDA	$244,796	$173,433

For more information please contact:

Mario Longhi	Tom J. Landa
President and Chief Executive Officer	Vice President and Chief Financial Officer
Gerdau Ameristeel	Gerdau Ameristeel
(813) 207-2346	(813) 207-2300
mlonghi@gerdauameristeel.com	tlanda@gerdauameristeel.com

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION - UNAUDITED

THE INFORMATION IN THIS TABLE EXCLUDES 50% OWNED JOINT VENTURES

	For the Three Months Ending
	March 31, 2007		March 31, 2006
	Tons		Tons
Production
Melt Shops	1 ,727,120		1,642,501
Rolling Mills	1,733,341		1,547,837
Finished Steel Shipments	Tons	%	Tons	%
Rebar	4 76,683	25%	3 63,617	22%
Merchant / Special Sections	876,332	46%	8 30,557	51%
Rod	1 96,763	10%	1 61,610	10%
Fabricated Steel	3 40,637	18%	270,496	17%
Total Shipments	1 ,890,415	100%	1,626,280	100%

	$/Ton		$/Ton As Adjusted
Selling Prices
Mill external shipments	590.57		555.49
Fabricated steel shipments	861.06		739.28
Scrap Charged	216.20		184.75
Metal Spread (Selling price less scrap)
Mill external shipments	374.37		370.74
Fabricated steel shipments	644.86		554.53
Mill manufacturing cost	250.61		245.25
Operating Income	103.50		72.54
EBITDA	129.49		106.64

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(US$ in thousands, except earnings per share data)
(Unaudited)

	Three Months Ended
	March 31,	March 31,
	2007	2006 As Adjusted
NET SALES	$1,342,996	$1,059,230
OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	1,068,872	862,162
Selling and administrative	50,663	55,446
Depreciation and amortization	28,479	26,135
Other operating income, net	(683)	(2,486)
	1,147,331	941,257
INCOME FROM OPERATIONS	195,665	117,973
INCOME FROM 50% OWNED JOINT VENTURES	17,695	29,329
INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	213,360	147,302
OTHER EXPENSES
Interest, net	7,951	10,662
Foreign exchange (gain) loss, net	(248)	1,078
Amortization of deferred financing costs	756	697
Minority interest	4,612	-
	13,071	12,437
INCOME BEFORE INCOME TAXES	200,289	134,865
INCOME TAX EXPENSE	66,754	46,020
NET INCOME	$133,535	$88,845
EARNINGS PER COMMON SHARE - BASIC	$0.44	$0.29
EARNINGS PER COMMON SHARE - DILUTED	$0.44	$0.29

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(US$ in thousands)

	March 31,	December 31,
	2007	2006
	Unaudited	As Adjusted
ASSETS
Current Assets
Cash and cash equivalents	$80,651	$109,236
Restricted cash	504	498
Short-term investments	141,324	123,430
Accounts receivable	632,993	460,828
Inventories	800,122	820,485
Deferred tax assets	38,319	38,538
Costs and estimated earnings in excess of billings
on uncompleted contracts	2,615	2,977
Income taxes receivable	-	23,623
Other current assets	18,129	17,428
Total Current Assets	1,714,657	1,597,043
Investments in 50% Owned Joint Ventures	164,863	167,466
Property, Plant and Equipment	1,147,304	1,119,458
Goodwill	252,599	252,599
Deferred Financing Costs	11,348	12,029
Deferred Tax Assets	5,741	12,948
Other Assets	14,756	14,845
TOTAL ASSETS	$3,311,268	$3,176,388
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$406,312	$317,425
Accrued salaries, wages and employee benefits	101,424	110,237
Accrued interest	9,538	20,909
Income taxes payable	24,621	19,478
Accrued sales, use and property taxes	8,759	8,024
Current portion of long-term environmental reserve	9,454	12,238
Billings in excess of costs and estimated earnings on
uncompleted contracts	17,759	15,443
Other current liabilities	16,915	19,629
Current portion of long-term borrowings	184	214
Total Current Liabilities	594,966	523,597
Long-term Borrowings, Less Current Portion	431,705	431,441
Accrued Benefit Obligations	245,862	238,503
Long-term Environmental Reserve, Less Current Portion	11,709	9,993
Other Liabilities	39,604	38,082
Deferred Tax Liabilities	52,963	53,733
Minority Interest	30,972	27,581
TOTAL LIABILITIES	1,407,781	1,322,930
Contingencies, commitments and guarantees
Shareholders' Equity
Capital stock	1,017,635	1,016,287
Retained earnings	874,022	828,998
Accumulated other comprehensive income	11,830	8,173
TOTAL SHAREHOLDERS' EQUITY	1,903,487	1,853,458
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,311,268	$3,176,388

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)

	Three Months Ended
	March 31,	March 31,
	2007	2006 As Adjusted
OPERATING ACTIVITIES
Net income	$133,535	$88,845
Adjustment to reconcile net income to net cash provided by operating activities:
Minority Interest	4,612	-
Depreciation and amortization	28,479	26,135
Amortization of deferred financing costs	756	697
Deferred income taxes	6,673	3,102
Loss (gain) on disposition of property, plant and equipment	304	(4,560)
Income from 50% owned joint ventures	(17,695)	(29,329)
Distributions from 50% owned joint ventures	20,404	30,403
Compensation cost from share-based awards	8,782	26,376
Excess tax benefits from share-based payment arrangements	(526)	(706)
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(170,695)	(82,288)
Inventories	22,162	33,612
Other assets	23,063	(1,671)
Liabilities	70,835	17,430
NET CASH PROVIDED BY OPERATING ACTIVITIES	130,689	108,046
INVESTING ACTIVITIES
Additions to property, plant and equipment	(54,114)	(40,879)
Proceeds received from the disposition of property, plant and equipment	756	5,205
Acquisitions	-	(7,692)
Purchases of short-term investments	(217,689)	(326,400)
Sales of short-term investments	199,795	148,550
NET CASH USED IN INVESTING ACTIVITIES	(71,252)	(221,216)
FINANCING ACTIVITIES
Payments on term loans	(357)	(532)
Additions to deferred financing costs	-	(404)
Cash dividends	(88,511)	(73,092)
Proceeds from issuance of employee stock purchases	295	477
Excess tax benefits from share-based payment arrangements	526	706
Change in restricted cash	(6)	-
NET CASH USED IN FINANCING ACTIVITIES	(88,053)	(72,845)
Effect of exchange rate changes on cash and cash equivalents	31	(7)
DECREASE IN CASH AND CASH EQUIVALENTS	(28,585)	(186,022)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	109,236	414,259
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$80,651	$228,237